SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 NetManage, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    641144308
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 12, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant
         to which this Schedule is filed:
                  [ ]         Rule 13d-1(b)
                  [X]         Rule 13d-1(c)
                  [ ]         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 641144308
------- ------------------------------------------------------------------------
1       Name of Reporting Person
        I.R.S. Identification No. of Above Person
        Daniel Zeff
        ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group            (a) [X]
                                                                    (b) [ ]
        ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC Use Only
        ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       Citizenship or Place of Organization
        United States of America
        ------------------------------------------------------------------------
-------------------- --------- -------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               945,971
                     --------- -------------------------------------------------
                     --------- -------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by                     0
                     --------- -------------------------------------------------
                     --------- -------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               945,971
                     ---------
                     --------- -------------------------------------------------
    Person With         8      Shared Dispositive Power
                               0
------- ------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        945,971
        ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                            [ ]
------- ------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        10.1
        ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      Type of Reporting Person
        IN
------- ------------------------------------------------------------------------

                                       2

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Item 1.

         (a) Name of Issuer:

                   NetManage, Inc.

         (b) Address of Issuer's principal executive offices:

                  20883 Stevens Creek Blvd.
                  Cupertino, CA  95014

Item 2.

         (a)      Name of Person Filing

                  Daniel Zeff (the "Reporting Person")

         (b)      Address of Issuer's Principal Executive Offices

                  The principal business address of the Reporting Person is:

                  c/o Zeff Holding Company, LLC
                  50 California Street, Suite 1500
                  San Francisco, CA  94111


         (c)      Citizenship

                  Mr. Zeff is a United States citizen.

         (d)      Title of Class of Securities

                   Common Stock, $.01 par value

         (e)      CUSIP Number

                  641144308

Item 3.  If this  statement is filed  pursuant to Rule 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:  Not Applicable

         (a)  [ ]       Broker or dealer registered under Section 15 of the Act
                        (15 U.S.C. 78o).

         (b)  [ ]       Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                        78c).

         (c)  [ ]       Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act (15 U.S.C. 78c)

         (d)  [ ]       Investment company registered under Section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

                                       3

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         (e)  [ ]          An investment adviser in accordance with
                           ss.240.13d-1(b)(1)(ii)(E); [ ]

         (f)  [ ]          An employee benefit plan or endowment fund in
                           accordance with ss.240.13d-1(b)(1)(ii)(F); [ ]

         (g)  [ ]          A parent holding company or control person in
                           accordance with ss.240.13d-1(b)(1)(ii)(G); [ ]

         (h)  [ ]          A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12
                           U.S.C. 1813);

         (i)  [ ]          A church plan that is excluded from the definition of
                           an investment company under Section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ]          Group, in accordance with ss.240.13d-1(b)(1)(ii) [ ]


Item 4.  Ownership.

         (a) Amount beneficially owned:

                  945,971

         (b) Percent of class:

                  10.1%

         (c) Number of shares as to which the person has:

                  (i)      Sole power to vote or direct the vote:                       945,971

                  (ii)     Shared power to vote or direct the vote.                     0

                  (iii) Sole power to dispose or to direct the disposition of.          945,971

                  (iv) Shared power to dispose of or direct the disposition of.         0


         As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Daniel Zeff beneficially owns 945,971 shares of the Issuer's common stock, $.01 par value ("Common Stock"), representing 10.1% of the Common Stock. Mr. Zeff does not directly own any shares of Common Stock, but he indirectly owns 413,605 shares of Common Stock in his capacity as the sole manager and member of Zeff Holding Company, LLC, a Delaware limited liability company ("ZHC") which in turn serves as the general partner for Zeff Capital Partners I, L.P. ("ZCP"), a Delaware Limited Partnership. Mr. Zeff also indirectly owns 532,366 shares of Common Stock in his capacity as the investment manager to Zeff Capital Offshore Fund ("ZCF"), a class of shares of Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands.

                                       4

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Item 5.  Ownership of Five Percent or Less of a Class.

          ZHC and Emancipation Capital Master, Ltd. ("Emancipation") entered into an agreement dated as of December 20, 2005 (the "Agreement") to coordinate their efforts with respect to the proposal of certain actions and/or transactions to the Issuer. As of April 12, 2006, each of ZHC and Emancipation terminated the Agreement and became passive investors of the Issuer. Mr. Zeff, as the beneficial owner of the securities held by ZHC, ZCP and ZCF, holds ownership of greater than five percent of the Common Stock of the Issuer.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          Each of ZCP and ZCF have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock held by them.

Item 7. Identification And Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice Of Dissolution Of Group.

         ZHC and Emancipation Capital Master, Ltd. ("Emancipation") entered into an agreement dated as of December 20, 2005 (the "Agreement") to coordinate their efforts with respect to the proposal of certain actions and/or transactions to the Issuer. As of April 12, 2006, each of ZHC and Emancipation terminated the Agreement and became passive investors of the Issuer. All further filings with respect to transactions in the security reported on will be filed, if required, by ZHC (or Mr. Zeff as the beneficial owner) and Emancipation in their individual capacity.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            [Signature Page Follows]

                                       5

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April  18 , 2006
                                By:
                                         ------------------------------------
                                         Name: Daniel Zeff
                                         Title: Authorized Signatory

                                       6

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